===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               HELLO DIRECT, INC.
                           (Name of Subject Company)

                           GN ACQUISITION CORPORATION
                             GN GREAT NORDINC LTD.
                                   (Offerors)

                   Common Stock, Par Value, $0.001 per Share
                         (Title of Class of Securities)

                            -----------------------

                                   423402106
                     (Cusip Number of Class of Securities)

                                Jorn Kildegaard
                             c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                               John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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FOR IMMEDIATE RELEASE
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
CONTACT:
Hello Direct:             GN Netcom, Inc.:          Financial Relations Board:
Kip Witter                Dean Kacos                Christina Carrabino (general info)
Chief Financial Officer   Chief Financial Officer   James Hoyne (analyst contact)
(408) 363-6158            (603) 594-4763            (415) 986-1591


               GN NETCOM SIGNS AGREEMENT TO ACQUIRE HELLO DIRECT

Copenhagen, Denmark--October 4, 2000--GN Netcom, a leader in hands-free communications technologies with headquarters in Copenhagen, Denmark, announced today it has entered into a definitive merger agreement to acquire Hello Direct, Inc. (Nasdaq: HELO), a leading developer and business-to-business direct marketer of desktop telephony and equipment interface products. GN Netcom is a wholly owned subsidiary of GN Great Nordic Ltd.

Under the terms of the agreement, GN Netcom will acquire all outstanding shares of Hello Direct common stock for $16.40(USD) per share. GN Great Nordic (through a wholly-owned subsidiary of GN Netcom) will begin a tender offer on or about October 11, 2000, to purchase all outstanding common stock of Hello Direct at $16.40(USD) per share, net to the seller in cash (excluding any taxes). Hello Direct's board of directors has unanimously agreed to recommend that its stockholders accept the offer and tender their shares. The tender offer is scheduled to close on or about November 8, 2000, but may be extended by GN Great Nordic under certain circumstances.

The consummation of the tender offer is conditioned, among other things, on shares representing at least the majority of all outstanding Hello Direct shares on a fully diluted basis having been properly tendered to GN Great Nordic in the tender offer. Once the tender offer is completed, the GN Great Nordic subsidiary will be merged into Hello Direct and all remaining shares not tendered in the tender offer will be converted into the right to receive an amount in cash per share equal to the price paid in the tender offer, without interest thereon. Hello Direct will operate as a strategic business unit of GN Netcom. A meeting of Hello Direct stockholders to approve the merger will be held only if GN Great Nordic holds fewer than 90 percent of the outstanding shares after completion of the tender offer. The transaction is subject to other customary conditions, including receipt of regulatory approvals.

Founded in 1987 and headquartered in San Jose, California, Hello Direct is a leading developer and business-to-business direct marketer of desktop telephony solutions, including headsets, audio and video conferencing equipment, wireless and related equipment interface solutions. Hello Direct's sales are primarily in North America, where its products are marketed through three main channels: its well-respected desktop telephony-based catalogs; a rapidly growing


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outbound telemarketing group; and an award-winning Internet web site, a leading online source for telecommunications information, products and services.

Through this acquisition, GN Netcom will play a pivotal role in the continued growth of Hello Direct by providing capital and strong global distribution channels, as well as enabling the transference of technology. Hello Direct will also benefit from GN Netcom's existing international marketing and sales infrastructure, and gain access to other GN Netcom resources. This acquisition allows the merged companies to more aggressively pursue their growth initiatives: accelerating e-commerce development, intensifying technology and product development, and accelerating international expansion.


About GN Netcom
GN Netcom is a world leader in hands-free communications technologies. Specializing in the design and manufacture of high-quality telephone headsets, voice input devices, remote voice pickup, and related products, the Company offers a broad product line that defines the state-of- the-art for both traditional corded and wireless solutions. By working in close partnership with customers, GN Netcom has become a leading provider of hands-free solutions to the call center, general office, mobile and PC applications markets in North America, Europe, and Asia-Pacific. GN Netcom has production facilities in the United States and Europe, and cooperates with distributors in more than 60 countries around the world. In August 2000, GN Netcom acquired San Diego-based JABRA Corporation, the leading and fastest-growing supplier of advanced hands-free headset/earset products for cellular, desktop and computer applications in the United States.

GN Netcom is part of GN Great Nordic, a Danish based group of companies in the technology sector. The GN Great Nordic Group is traded on the Copenhagen Stock Exchange (Reuters: GNTC.CO; Bloomberg: TELN DC) and the London Stock Exchange.

About Hello Direct
Hello Direct, Inc. (Nasdaq: HELO) is a leading developer and business to business direct marketer of desktop telephony and equipment interface solutions, including headsets, teleconferencing, wireless, and related desktop products. Through a combination of distinctive catalogs, outbound telemarketing, and Internet sales channels, the company offers a broad selection of commercial grade solutions to its customers' evolving communications needs. For more information on Hello Direct, Inc., please visit www.hellodirect.com, the leading online source of telecommunications information, products, and services.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the company. At the time the offer is commenced, GN Great Nordic Ltd. and GN Acquisition Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission and Hello Direct will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which


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                                     -more-

should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of the company at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov.

Except for the historical information contained herein, the matters discussed in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Neither GN Netcom nor Hello Direct assumes any obligation to update information contained in this press release.

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